SEC[illegible] 05038743 [illegible]ISSION

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SEC FILE NUMBER
8- 49329

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STG Secure Trading Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 150
(No. and Street)

Boca Raton, (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Budner 561-988-6320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, Florida 33308-4610
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 185

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Scott Budner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STG Secure Trading Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

VIRGINIA A.P. MANNER
MY COMMISSION # DD 040397
EXPIRES: July 9, 2005
NOTARY PUBLIC STATE OF FLORIDA
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STG SECURE TRADING GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

AND INDEPENDENT AUDITORS' REPORT

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

STG SECURE TRADING GROUP, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

401 Camino Gardens Blvd.
Boca Raton, FL 33432
561.368.9272
Fax 561.392.1521
admin@gzwpcpa.com

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.

February 25, 2005

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
STG Secure Trading Group, Inc.

We have audited the accompanying statement of financial condition of STG Secure Trading Group, Inc., (an S corporation) as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STG Secure Trading Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company's affiliate STG Secure Trading Group, LLC has suffered significant losses from operations since inception, September 1, 2003 and has a net capital deficiency, which raise substantial doubt about its ability to pay their share of allocated shared costs with STG Secure Trading Group, Inc. and to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC.
GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
Fourth Floor, 4875 North Federal Highway • Fort Lauderdale, FL 33308 • Broward 954.351.9000 • Palm Beach 561.393.0411 • Miami-Dade 305.947.7717 • Fax 954.351.9011 • www.gzwpcpa.com

STG SECURE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 565,617
Deposits with clearing organizations	130,000
Securities owned, at market value	127,702
Commission receivable	333,607
Due from STG Secure Trading Group, LLC	377,605
Furniture, fixtures, equipment, and leasehold improvements - Net	169,188
Prepaid expenses	2,495
Security deposits	22,901
TOTAL ASSETS	$1,729,115

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 253,201
Payable to clearing broker	127,702
Total Liabilities	380,903
STOCKHOLDERS' EQUITY	
Common stock, par value $1 per share; 7,500 shares authorized, issued and outstanding	7,500
Additional paid-in capital	1,972,186
Retained earnings/(deficit)	(631,474)
Total Stockholders' Equity	1,348,212
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,729,115

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions and trading profits	$6,293,766
Other income	108,250
Total Revenues	6,402,016
EXPENSES	
Commissions	3,187,515
Brokerage and clearing	1,724,193
Quotations, research and regulatory	359,232
Office and administrative	361,090
Telephone	26,697
Rent	93,302
Interest	88,207
Depreciation	49,452
Total Expenses	5,889,688
NET INCOME	$ 512,328

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
Balances - January 1, 2004	$7,500	$2,059,800	$(1,143,802)	$ 923,498
Net income			512,328	512,328
Contribution of additional paid-in-capital		500,000		500,000
Distributions to stockholders		(587,614)		(587,614)
BALANCES - DECEMBER 31, 2004	$7,500	$1,972,186	$ (631,474)	$1,348,212

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 512,328
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	49,452
Increase in deposits with clearing organizations	(50,133)
Decrease in trading securities - Net	43,770
Decrease in prepaid expenses	5,094
Increase in due from STG Secure Trading Group, LLC	(285,965)
Increase in commission receivable	(333,607)
Decrease in securities sold, not yet purchased	(754,680)
Increase in accounts payable and accrued expenses	209,677
Decrease in due to STG Secure Trading Group, LLC	(148,372)
Increase in payable to clearing broker	127,702
Decrease in due from clearing broker	583,208
Total Adjustments	(553,854)
NET CASH USED IN OPERATING ACTIVITIES	(41,526)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from additional paid-in capital	500,000
Distributions to stockholders	(587,614)
Net Cash Used In Financing Activities	(87,614)
NET DECREASE IN CASH	(129,140)
CASH - January 1, 2004	694,757
CASH - DECEMBER 31, 2004	$ 565,617

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

STG Secure Trading Group, Inc. (the "Company") is a general securities broker/dealer registered in several states. The Company is a fully disclosed introducing discount broker/dealer which clears transactions through Penson Financial Services, Inc., Goldenberg, Hehmeyer & Co., and Merrill Lynch and also provides facilities to active day traders.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and National Futures Association (NFA).

Effective December 26, 2003, the Company received approval to make inter-dealer markets in corporate securities over the counter.

REVENUE RECOGNITION

Profit and loss arising from proprietary securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenue is derived from customer and proprietary trades introduced to the clearing broker, who completes the transaction and subsequently remits a commission to the Company. In the normal course of business, the Company will have positions consisting of securities owned and securities sold, not yet purchased, which are valued at market and unrealized gains and losses are which included in net income.

FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are stated at cost. Depreciation of these assets is computed over their estimated useful lives, five to thirty-nine years, on the straight-line method.

INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code, to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - PAYABLE TO CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collaterized by securities owned by the Company. The amount receivable from the clearing broker relates to amounts due on cash and margin transactions.

The payable to the clearing broker at December 31, 2004, $127,702, is the securities owned at market value in the amount of $127,702.

NOTE 3 - FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$ 77,996
Computers and equipment	193,539
Leasehold improvements	11,175
	282,710
Less accumulated depreciation	113,522
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET	$169,188

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, or the minimum net capital requirement for market makers.

The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements, which for securities brokers and dealers is the amount of net capital required by the Securities and Exchange Commission Rule 15c3-1.

At December 31, 2004, the Company had net capital of $756,868, which was $192,238 in excess of its required net capital of $564,630. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2004, the Company's ratio was .503 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

From time to time, and in the normal course of business, the Company and STG Secure Trading Group, LLC may incur and/or pay certain general and administrative expenses on each other's behalf. STG Secure Trading Group, Inc. incurred $871,064 of shared expenses, which were recorded by STG Secure Trading Group, LLC. At December 31, 2004, the Company had a receivable from STG Secure Trading Group, LLC of $377,605.

Certain stockholders of STG Secure Trading Group, Inc. are also the principal members of STG Secure Trading Group, LLC.

NOTE 6 - COMMITMENTS

The Company subleases its Boca Raton, Florida office facilities under subleases expiring February 28, 2007 and March 31, 2006, respectively. The subleases require the Company to pay base rent and operational expense pass-throughs.

The Company also leases office space in Texas and New York.

Minimum future rental payments under these leases having a remaining term in excess of one year as of December 31, 2004 for each of the next four years are:

Year	Amount
2005	$209,318
2006	167,485
2007	21,800
Total Minimum Future Base Rental Payments	$398,603

Total rent expense for the year ended December 31, 2004 was $156,390 which included operating expenses. STG Secure Trading Group, LLC was allocated $63,088 of this amount as part of their overhead allocation.

NOTE 7 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and positions held in securities.

NOTE 7 - CONCENTRATION OF CREDIT RISK (Continued)

The Company maintains a cash balance of $695,617, including clearing deposits of $130,000, in various bank accounts and firm trading accounts with its clearing brokers. The balances in the firm's trading accounts with clearing brokers and the clearing deposits in the amount of $546,942 and $130,000, respectively, are not insured by the Federal Deposit Insurance Corporation. The bank accounts' cash balances of $18,674 are insured by the Federal Deposit Insurance Corporation.

NOTE 8 - LINE OF CREDIT

The Company currently has a line of credit agreement with its bank. The maximum borrowings under the credit line are $25,000. The interest rate on the credit line is prime plus 4.25% (9.5% at December 31, 2004). The credit line is renewable annually on April 8. At December 31, 2004 there was no balance outstanding.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Future and forward contracts and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial statements reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

The majority of the proprietary securities transactions are transacted on a margin basis. In margin transactions, the Company is extended credit by the Company's clearing broker collateralized by cash and securities in the Company's accounts. Such transactions may expose the Company to significant off-balance-sheet risk.

Securities sold, not yet purchased, represent an obligation of the Corporation to deliver specified securities at a predetermined date and price. The Corporation is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts payable to the clearing broker are secured by the underlying investment held by the Corporation.

NOTE 10 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through Penson Financial Services, Inc.

The Company also clears on a fully disclosed basis with Merrill Lynch. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit of $100,000 with Merrill Lynch.

The Company also clears on a fully disclosed basis Goldenberg, Hehmeyer & Co. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit of $30,000 with Goldenberg, Hehmeyer & Co..

NOTE 11 - LITIGATION

The Company periodically is subject to various claims and lawsuits arising in the ordinary course of business. The Company believes that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on their financial position.

NOTE 12 - GOING CONCERN

In February 2005, an affiliate of STG Secure Trading Group, Inc., STG Secure Trading Group, LLC, was placed on notice that it may have conducted business with a statutorily disqualified member and thereafter STG Secure Trading Group, LLC took action to disassociate and divest from the relationship.

NOTE 12 - GOING CONCERN (Continued)

STG Secure Trading Group, LLC has undertaken to prepare a declaratory action and an interpleader action to have a circuit court determine the appropriate manner in which to classify the capital related to such transaction and the manner in which to divest its relationship. Also, in the interim, STG Secure Trading Group, LLC has received a settlement proposal which has been verbally agreed upon. The settlement agreement provides for the complete unwinding and dissolution of any relationship between STG Secure Trading Group, LLC and any of its related entities and the allegedly statutorily disqualified member. In the event this matter is not settled in a reasonable time period with the exchange of completed settlement documents, then STG Secure Trading Group, LLC intends to proceed with filing its declaratory relief and interpleader action.

If the member had been withdrawn from STG Secure Trading Group, LLC as of December 31, 2004, STG Secure Trading Group, LLC's net capital/(deficiency) would have been approximately $(1,900,000) before haircuts which would already be below its required minimum net capital of $1,597,365.

STG Secure Trading Group, LLC incurred significant losses since inception September 1, 2003 and has a significant net capital deficiency.

In addition, STG Secured Trading Group, LLC incurred $871,064 of shared expenses with STG Secured Trading Group, Inc.

The ability of STG Secure Trade Group, LLC to continue as a going concern, affects the Company's ability to continue as a going concern. Otherwise, the shared expenses presently being paid by STG Secured Trading Group, LLC will have to be paid by the Company. The ability to pay these shared expenses will then be dependent on their ability to increase revenue and obtain additional capital.

SUPPLEMENTARY INFORMATION

STG SECURE TRADING GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total stockholders' equity qualified for net capital	$1,348,212
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	1,348,212
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Furniture, fixture, equipment and leasehold improvements	169,188
Due from STG, LLC	377,605
Prepaid expenses	2,495
Security deposits	22,901
Total Non-Allowable Assets	572,189
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	776,023
HAIRCUTS ON SECURITIES	19,155
NET CAPITAL	756,868
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	564,630
EXCESS NET CAPITAL	$ 192,238
AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses are payable to clearing broker.	$380,903
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.503 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$763,826
Aggregate and audit adjustments	(6,958)
NET CAPITAL PER ABOVE	$756,868

STG SECURE TRADING GROUP, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company had no liability subordinated to claims of general creditors as of January 1, 2004. In addition, there were none in existence during the year ended December 31, 2004 and, accordingly, there are no changes to report.

STG SECURE TRADING GROUP, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

STG Secure Trading Group, Inc. is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. STG Secure Trading Group, Inc. was in compliance with the conditions of exemption.

STG SECURE TRADING GROUP, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

As of December 31, 2004, STG Secure Trading Group, Inc. had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

401 Camino Gardens Blvd.
Boca Raton, FL 33432
561.368.9272
Fax 561.392.1521
admin@gzwpcpa.com

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.

February 25, 2005

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
STG Secure Trading Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of STG Secure Trading Group, Inc., (an S corporation) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
Fourth Floor, 4875 North Federal Highway • Fort Lauderdale, FL 33308 • Broward 954.351.9000 • Palm Beach 561.393.0411 • Miami-Dade 305.947.7717 • Fax 954.351.9011 • www.gzwpcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of STG Secure Trading Group, LLC, for the year ended December 31, 2004, and this report does not affect our report thereon dated February 25, 2005. The Company is a market maker and in accordance with Rule 15c3-1(a)(4) is required to maintain net capital in an amount not less that $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be no less than $1,000 for each security) based on the average number of such markets made by the Company during the 30 days immediately preceding the computation date. The Company was not aware of this requirement, thus their net capital fell below their minimum net capital requirement. The material weakness involved a deficiency in internal control activities designed to monitor the daily net total of positions held by the Company, which resulted in violation of Net Capital Rule 15c3-1(a)(4) of the Securities and Exchange Commission.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate except for the matter mentioned in the previous paragraph, at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC